SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 12, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Viagens updates its line of products and services

The company invests in route segmentation, creates new packages and launches new website

São Paulo, May 12, 2009 – (NYSE: TAM and Bovespa: TAMM4) TAM Viagens, our tourism provider, is investing in updating its line of products and services.  The aim is to offer an even more personalized service to its customers, encouraging them to take advantage of the best that life has to offer. “Accumulate good memories” is the company’s new theme.

“TAM Viagens offers a lot more than just trips and tours. We provide lifetime memories. Only a company that knows everything about the destinations and is backed by the largest airline in the Southern Hemisphere can guarantee such an all-inclusive experience,” states Sylvio Ferraz, the company’s director.

TAM Viagens has invested in product subdivision to serve its customers. The objective is to make it easy for the customer to choose the ideal package from among the 600 products offered by the company, which have been divided into eight areas of interest: ecotourism; getaways; sports; family; experiences; fun and entertainment; events and shows; and beaches.

TAM Viagens new website

Another TAM Viagens initiative is the renovation of its website (www.tamviagens.com.br). With a more modern design and new tools, it gives the company’s customers the ability to make purchases online.

The main new feature is the “Build your trip” option. There the customer can choose what he/she is most interested in from among the options offered by the company: plane ticket, hotel, car rental, transfers and city tours. All the services may be acquired separately, and even the category for hotel, accommodations and services can be specified.

For those that prefer all-inclusive packages, there is the option for a query based on areas of interest. The site also highlights special offers, five national and international trips and packages with the nearest departure dates. The customer is also given the option of being able to receive news, sales and travel tips. The website also provides a list of TAM Viagens retail locations throughout Brazil.

Charter and train travel

During peak tourist season, the company also offers charter flights to Bariloche, Fortaleza, Natal, Recife, Maceió, Salvador, Una and Porto Seguro, with differentiating factors such as hot meals on board, exclusive check-in and daytime and direct flights. Customers can also take advantage of the 24 hour Help Center using the phone numbers 00800-7708826 or (11) 3068-7990 (call collect).

In the international packages, train trips through Europe are available for sale beginning in the month of May. Milan & Rome, Madrid & Barcelona, Paris & London and Frankfurt & Berlin are some of the packages available that will connect our flights to the European continent with the charm and comfort of trains.

Further information can be obtained by phoning 4706-0743 (São Paulo) and 0800 55 52 00 (other cities), or at one of the more than 70 retail locations found throughout Brazil.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed March 2009 with 49.3% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in March. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.